UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of October, 2007

STRATA OIL & GAS INC.

(Registrant’s Name)

918 16th Avenue NW, Suite 408
Calgary, Alberta, Canada, T2M 0K3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]                                                      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Stock Split

At the Annual and Special Meeting of the Company’s shareholders held on July 13, 2007 at Suite 1200 - 750 West Pender, Vancouver, British Columbia at 9:00 am Pacific Time, a majority of the Company’s shareholders voted in favor of splitting the Company’s stock. Our Board of Directors has determined that it is in the best interests of our shareholders to split the current issued and outstanding share capital of the Company on a two (2) to one (1) basis.  The record date of the stock split will be October 8, 2007 and the payment date will be October 9, 2007.  On October 9, 2007 the post-split shares will be mailed to the Company’s shareholders without further action on the part of such shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STRATA OIL & GAS INC.

By: /s/ Manny Dhinsa
Name:  Manny Dhinsa
Title:    President

Date:    October 8, 2007